Exhibit 21.1

Subsidiaries of Victory Capital Holdings, Inc.

Name*	Jurisdiction
VCH Holdings, LLC	Delaware
Victory Capital Operating, LLC	Delaware
Victory Capital Management Inc.	New York
Victory Capital Services, Inc.	Delaware
Victory Company Transfer Agency, Inc.	Delaware

*  The names of certain subsidiaries have been omitted.  As of the end of the year covered by this report, the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.